Exhibit 99.1

Disclosure of an inside information acc. to Article 17 MAR of the Regulation (EU) No 596/2014

Ad hoc: Evotec Announces Preliminary Second Quarter and First Half 2026 Results and Updates Full-Year 2026 Outlook

Hamburg, Germany – Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced preliminary unaudited financial results for the second quarter and first half of 2026 and updated its full-year 2026 outlook. Full financial results for the second quarter and first half of 2026 will be published on August 13, 2026, as scheduled.

Based on preliminary figures, Evotec expects Group revenues for the first half of 2026 of approximately €300.1 million and adjusted Group EBITDA of approximately -€42.7 million. As of June 30, 2026, liquidity is expected to amount to approximately €465.6 million.

Reflecting these factors, Evotec now expects full-year 2026 Group revenues of approximately €570 to 610 million (€595 to 635 million CER) and adjusted Group EBITDA of approximately -€70 to -105 million (-€60 to -90 million CER). This compares with previous guidance of €700-780 million (€730-810 million CER) for Group revenues and €0-40 million (€10-50 million CER) for adjusted Group EBITDA.

– End of the ad hoc release –

Contact: Dr. Sarah Fakih, EVP Head of Global Communications and Investor Relations, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49 (0) 151 7068 8784 (m), sarah.fakih@evotec.com